UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at February 10, 2021

Commission File Number: 001-31965

Taseko Mines Limited

(Translation of registrant’s name into English)

15th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Exhibits

99.1	Press release, dated February 10, 2017

99.2	Summary Description of the Notes

99.3	Indenture, dated February 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited (Registrant)

Date: February 10, 2021	By:	/s/ Bryce Hamming
Bryce Hamming

	Title:	Chief Financial Officer